UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CLEAN ENERGY FUELS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

184499101

(CUSIP Number)

Lee Young

Legal Director, Corporate Transactions

TotalEnergies SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copy to:

Ryan J. Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TotalEnergies SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 53,443,213 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,545,192

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 53,443,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Constitutes (i) 45,545,192 shares of Common Stock that were purchased by TOTAL MARKETING SERVICES SAS (a direct wholly owned subsidiary of TotalEnergies SE) (“Purchaser,” and, together with TotalEnergies SE, the “Reporting Persons”) pursuant to a Stock Purchase Agreement, dated May 9, 2018 (the “Stock Purchase Agreement”), between Purchaser and Clean Energy Fuels Corp. (the “Issuer”) and (ii) 7,898,021 shares of Common Stock that are the subject of a Voting Agreement, dated May 9, 2018, among Purchaser, the Issuer and all of the Issuer’s directors and officers as of such date (the “Voting Agreement”), in favor of Purchaser. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer’s board of directors pursuant to Purchaser’s director designation rights under the Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2)

Based on 199,917,559 shares of the Issuer’s common stock issued and outstanding as of April 30, 2021, as set forth in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) on May 10, 2021.

1	NAMES OF REPORTING PERSONS: TOTAL MARKETING SERVICES SAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 53,443,213 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,545,192

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 53,443,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Constitutes (i) 45,545,192 shares of Common Stock that were purchased by Purchaser pursuant to the Stock Purchase Agreement and (ii) 7,898,021 shares of Common Stock that are the subject of the Voting Agreement. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party’s proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer’s board of directors pursuant to Purchaser’s director designation rights under the Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(2)

Based on 199,917,559 shares of the Issuer’s common stock issued and outstanding as of April 30, 2021, as set forth in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) on May 10, 2021.

EXPLANATORY NOTE

The Schedule 13D filed on May 18, 2018 (the “Schedule 13D”), by TotalEnergies SE (formerly known as TOTAL SE), a European company (societas europaea or SE) under the laws of the Republic of France (“TotalEnergies”), and TOTAL MARKETING SERVICES SAS, a société par actions simplifiée organized under the laws of the Republic of France and a direct wholly owned subsidiary of TotalEnergies (“Purchaser,” and together with TotalEnergies, the “Reporting Persons”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Clean Energy Fuels Corp., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on June 14, 2018 and Amendment No. 2 filed on June 7, 2021, is hereby amended and supplemented as set forth below by this Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”). Due to a clerical error relating to the reporting of shares of Common Stock beneficially owned by certain parties to the Voting Agreement, Amendment No. 2 to the Schedule 13D filed by the reporting person on June 7, 2021 incorrectly stated on the cover page the number of shares of Common Stock and the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on June 4, 2021. This Amendment No. 3 is filed solely for purposes of (i) correcting such error and (ii) reporting additional shares of Common Stock sold by the Reporting Persons since the filing of Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D as previously filed.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on June 8, 2021, the Reporting Persons are the beneficial owner of 53,443,213 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 53,443,213 shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on June 8, 2021 by (ii) 199,917,559 shares of Common Stock issued and outstanding as of April 30, 2021, as set forth in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b) on May 10, 2021.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) The table below specifies the date, amount and weighted average per share price of shares of Common Stock sold by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons. All transactions reflected in the table below were effected in the open market on the NASDAQ Global Select Market. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during such 60-day period.

Reporting Person	Trade Date	Number of Shares	Price Per Share
TOTAL MARKETING SERVICES SAS	June 7, 2021	749,813	$10.3681	(1)
TOTAL MARKETING SERVICES SAS	June 8, 2021	500,000	$9.7327	(2)

(1)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $10.0300 to $10.8800 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

(2)

The price reported is the weighted average price. The shares were sold in multiple transactions by TOTAL MARKETING SERVICES SAS at prices ranging from $9.5000 to $9.9900 per share, inclusive. The reporting persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2021	TotalEnergies SE

	By:	/s/ Aurélien Hamelle
	Name: Title:	Aurélien Hamelle General Counsel

TOTAL MARKETING SERVICES SAS

	By:	/s/ Eric Le Bouvier
	Name: Title:	Eric Le Bouvier Authorized Signatory